FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

FOR IMMEDIATE RELEASE
For further information contact: Jaime Montero Investor Relations Director Endesa Chile (56-2) 634-2329 jfmv@endesa.cl	Tomás González tgonzalez@endesa.cl Irene Aguiló iaguilo@endesa.cl Jacqueline Michael jmc@endesa.cl

RESIGNATION AND APPOINTMENT OF ENDESA CHILE’S  CHAIRMAN AND VICE CHAIRMAN

(Santiago, Chile, October 27, 2006) – Endesa Chile (NYSE: EOC) announced today the following material information.

At the ordinary board meeting of Empresa Nacional de Electricidad S.A. held yesterday, the board of the Company agreed to accept the resignations presented by Luis Rivera Novo as director, chairman of the board and member of the Directors’ Committee, and of Antonio Pareja Molina as director and vice-chairman of the board of the Company.

At the same meeting, the board agreed to appoint Mario Valcarce Durán and Pedro Larrea Paguaga as new directors of the Company, who were also appointed as chairman and vice-chairman respectively of the board.  In addition, Mr. Valcarce was appointed as a new member of the Company’s Directors’ Committee.

Mr. Valcarce has a long history in our group. He joined Chilectra in 1980. He has been Chief Executive Officer of Enersis since July 31, 2003. Before becoming Chief Executive Officer, Mr. Valcarce held the position of Chief Financial Officer since October 2002. Prior to that, Mr. Valcarce was the CFO of Endesa Chile since 1995. He is also a member of the Risk Classification Committee of the Chilean Pension Funds System. Mario Valcarce holds a degree in commercial engineering from the Universidad Católica de Valparaíso.

The professional career of Mr. Larrea in Endesa Spain began in 1996 as the executive leading of the industry regulation department. In 1999, he was also appointed as Assistant Officer of Energy Management. Since 2001, he has been Officer of Energy of Spain and Portugal. He has been a member of the board of directors of Endesa Chile, Nuclenor, Apx and Endesa Trading. Before joining Endesa, he was an energy business consultant at McKinsey&Company in Spain and the United States of America. Pedro Larrea is a mining engineer from Universidad Politécnica de Madrid and has an MBA from INSEAD.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

Date: October 27, 2006	By:	/s/ RAFAEL MATEO A.

Rafael Mateo A.
Chief Executive Officer